Exhibit 1

Safe Bulkers, Inc. Announces Public Offering of Series C Preferred Shares

Athens, Greece, April 30, 2014 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it plans to offer its Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”) to the public (the “Public Offering”).  In connection with the Public Offering, the Company intends to grant the underwriters a 30-day option to purchase additional Series C Preferred Shares solely to cover over-allotments, if any.

The Company plans to use the net proceeds of the Public Offering for vessel acquisitions, capital expenditures and for other general corporate purposes, which may include repayment of indebtedness.

Morgan Stanley & Co. LLC and UBS Securities LLC are acting as joint bookrunners of the Public Offering, which is being made under an effective shelf registration statement.

The Public Offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the Public Offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, Attn: Prospectus Department, e-mail: prospectus@morganstanley.com, or UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Specialist, telephone: 1-877-827-6444, ext. 561 3884.

This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”.  The Company’s current fleet consists of 31 drybulk vessels, all built 2003 onwards, and the Company has agreed to acquire thirteen additional drybulk newbuild vessels to be delivered at various dates through 2017.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended). Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Statements contained in this press release are based upon information presently available to the Company and assumptions that the Company believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should the Company no longer believe the assumptions to be reasonable. These statements are subject to risks and uncertainties, including without limitation, general market conditions, the market for the Company's stock, the performance of the Company's business and other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. There is no assurance that the Company will complete the Public Offering or on what terms.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com